Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 1, 2025

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 9:00 a.m. Eastern Time (4:00 p.m. Israel time) on  Tuesday, April 1, 2025 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 919 Third Avenue, Floor 38, New York, NY 10022.

The Meeting is being called for the following purposes:

(1)
To approve a reverse share split of the Company’s ordinary shares, NIS 0.1 par value each (“Ordinary Shares”), at a ratio within a range of 2 for 1 to 10 for 1, which final ratio is to be determined by our Board of Directors, to be effective on a date to be determined by our Board of Directors within 12 months of the Meeting, and to approve the amendment of our Articles of Association accordingly; and

(2)
To approve the renewal of an updated version of the  Compensation Policy for the Company’s officers and directors for an additional three-year period  in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Wednesday, February 19, 2025 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. (“Broadridge”) or at our registered office not later than 11:59 p.m. Eastern Time on Monday, March 31, 2025 (6:59 a.m. Israel time on Tuesday, April 1, 2025), or such later deadline as may be indicated on the voting instruction form or as the Chairman of the Meeting may determine to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at a Special Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 9:00 a.m. Eastern Time (4:00 p.m. Israel time) on Tuesday, April 1, 2025 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 919 Third Avenue, Floor 38, New York, NY 10022.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold Ordinary Shares as of the close of business on Wednesday, February 19, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve a reverse share split of the Company’s ordinary shares, NIS 0.1 par value each (“Ordinary Shares”), at a ratio within a range of 2 for 1 to 10 for 1, which final ratio is to be determined by our Board, to be effective on a date to be determined by our Board  within 12 months of the meeting, and to approve the amendment of our Articles of Association accordingly; and

(2)
To approve the renewal of an updated version of the Compensation Policy for the Company’s officers and directors for an additional three-year period  in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals.

Quorum

On Tuesday, February 18, 2025, we had 27,857,620 Ordinary Shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Wednesday, February 19, 2025, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board (which may be earlier or later than said time). At such adjourned meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of proposal 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of proposal 2, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above for the purposes of proposal 2.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote for or against proposal 2, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Vice President & General Counsel Tami Fishman Jutkowitz, at tami.fishman@sol-gel.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of proposal 2, but will not be counted towards or against the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of proposal 2, you may also contact the representative managing your account, who could then contact our Vice President & General Counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your Ordinary Shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 11:59 p.m. Eastern Time on Monday, March 31, 2025 (6:59 a.m. Israel time on Tuesday, April 1, 2025), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11:59 p.m. Eastern Time on Monday, March 31, 2025 (6:59 a.m. Israel time on Tuesday, April 1, 2025), or such later deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of Ordinary Shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board and to the extent permitted by law. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to contact the Company if you are a controlling shareholder or have a personal interest in the approval of proposal 2. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Wednesday, February 19, 2025. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Wednesday, February 19, 2025, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Monday, February 26, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES
AND AMENDMENT TO THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background Purpose and Effect of the Reverse Share Split

Our Board has recommended that our shareholders approve a reverse share split of the Ordinary Shares at a ratio in the range of 2 for 1 to 10 for 1 (the “Ratio Range”), which final ratio (the “Final Ratio”) is to be determined by the Board (the “Reverse Share Split”) to be effective on a date to be determined by our Board and to amend our Articles of Association accordingly, including reducing our  authorized share capital by a corresponding proportion (the “Authorized Share Reduction”, and together with the Reverse Share Split, the “Reverse Share Split Proposal”).

On May 21, 2024, we received written notification (the “Listing Qualification Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC’s (the “Nasdaq”) stating that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share, as set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). In the Listing Qualification Notice, we were provided with a grace period of 180 days, or until November 18, 2024, to meet the minimum bid price requirement under the Nasdaq Listing Rules. On November 19, 2024, we received a letter from Nasdaq granting us an extension for an additional 180 calendar day period, or until May 19, 2025 (the “Extension Period”) to regain compliance. We can regain compliance if, by the end of the Extension Period, the closing bid price of our Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Extension Period, our Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market. The proposed Reverse Share Split is intended to adjust the bid price of our Ordinary Shares in the event the bid price of our Ordinary Shares does not otherwise demonstrate compliance during the abovementioned timeframe. If the Reverse Share Split is authorized by our shareholders, our Board will have the discretion, within 12 months following the date of the Meeting, to either implement the Reverse Share Split at a ratio within the Ratio Range approved by the shareholders or to effect no Reverse Share Split at all.

The Board believes that the continued listing of the Ordinary Shares on the Nasdaq is beneficial for our shareholders and that the anticipated increased market price of the Ordinary Share that may result from the Reverse Share Split may enhance our ability to regain compliance with the Nasdaq’s minimum share price requirements for continued listing.

In the event that our shareholders do not approve the Reverse Share Split and the corresponding amendments to our and we do not otherwise regain compliance with the minimum bid price requirements in the requisite time period, our Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact our ability to secure additional financing and the liquidity of our Ordinary Shares.

We are therefore seeking approval of the shareholders to approve a reverse share split of our Ordinary Shares within the Ratio Range, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board, and subject to and upon such determination, to amend our Articles of Association accordingly. The purpose of seeking shareholder approval of a reverse share split of our Ordinary Shares within the Ratio Range (rather than a fixed exchange ratio) is to provide the Board with the flexibility to set the ratio in accordance with then current market conditions.  If the Reverse Share Split is approved by our shareholders, then the Board will have the authority to decide whether to implement the Reverse Share Split, the effective date of such Reverse Share Split, if any, and determine the exact ratio for the Reverse Share Split within the Ratio Range. Following such determination, if any, by our Board to implement the Reverse Share Split, we will issue a press release or submit a Form 6-K with the SEC announcing the effective date of the Reverse Share Split and will amend our Articles accordingly to effect such Reverse Share Split. No further action on the part of shareholders would be required to either implement or abandon the Reverse Share Split and the corresponding changes to the Articles of Association.

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon is required to adopt this proposal.

The Reverse Share Split Proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our outstanding Ordinary Shares or obtain control of the Company.

Material Effects of Reverse Share Split Proposal

The Board believes that the Reverse Share Split will increase the price level of our Ordinary Shares in order to, among other things, enhance our ability to regain compliance with the minimum share price requirements for continued listing on the Nasdaq. The Board cannot predict, however, the effect of the Reverse Share Split upon the market price for the Ordinary Share, and the history of similar reverse share splits for companies in like circumstances is varied. The market price per share of the Ordinary Shares after the Reverse Share Split may not rise in proportion to the reduction in the number of Ordinary Shares outstanding resulting from the Reverse Share Split, or remain at an increased level for any period, which would reduce our market capitalization. Also, there is no assurance that the market price per Ordinary Share would not decline below the anticipated share price following the Reverse Share Split or that the trading price would remain above the threshold required for continued listing on the Nasdaq. The market price of the Ordinary Shares may also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding, the effect of which the Board cannot predict. In addition, the fewer number of Ordinary Shares that will be available to trade will possibly cause the trading market of the Ordinary Share to become less liquid, which could have an adverse effect on the price of the Ordinary Share.

The Reverse Share Split will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests or proportionate voting power, except to the extent that the Reverse Share Split results in any shareholders owning a fractional share. No fractional shares will be issued in connection with the Reverse Share Split (see below under “Fractional Shares”). The principal effect of the Reverse Share Split will be that the number of Ordinary Shares issued and outstanding will be reduced from the amount of Ordinary Shares issued and outstanding immediately prior to the Effective Date by the Ratio Range of 2 for 1 to 10 for 1 shares, depending on the Final Ratio chosen by the Board.

The Reverse Share Split will also affect the outstanding options, warrants, restricted share units and other convertible securities (if any) (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to our Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, and without derogating from the generality of the aforesaid, the exercise price and/or purchase price, as the case may be, and the number of Company Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split.

The Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Share Reduction

In connection with the Reverse Share Split, the Board also believes it is in the best interests of our shareholders to decrease, in proportion to the Final Ratio, the share capital that we are authorized to issue. The Board believes that effecting the Authorized Share Reduction in connection with the Reverse Share Split will maintain alignment with market expectations regarding the authorized share capital in comparison to the number of shares issued or reserved for issuance and ensure that we do not have what some shareholders might view as an unreasonably high number of authorized Ordinary Shares that are unissued or reserved for issuance following the Reverse Share Split.

We are currently authorized under our Articles of Association to issue up to a total of 50,000,000 Ordinary Shares. If the Board decides to implement the Reverse Share Split, then the Reverse Share Split will be implemented along with the Authorized Share Reduction upon the Effective Date, resulting in the total authorized share capital of the Company being reduced in accordance with the Final Ratio and proportionate to the Reverse Share Split from the current total of 50,000,000 Ordinary Shares to between 25,000,000 and 5,000,000 Ordinary Shares.

Procedure for Effecting Reverse Share Split and Authorized Share Reduction

If the Reverse Share Split Proposal is approved by our shareholders, and the Board determines it is in our best interests of the Company and the best interests of our shareholders to effect the Reverse Share Split and the Authorized Share Reduction, then each block of 2 to 10 (depending on the Final Ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company. In addition, the number of authorized Ordinary Shares that we may issue will be proportionately decreased in accordance with the Final Ratio.

As soon as practicable after the Effective Date, shareholders will be notified that the Reverse Share Split has been effected. Equiniti Trust Company, LLC, our transfer agent and registrar, will act as exchange agent for purposes of implementing the exchange. Shareholders whose Ordinary Shares are held by a brokerage firm, bank or other similar organization do not need to take any action with respect to the exchange. These Ordinary Shares will automatically reflect the new quantity of Ordinary Shares based on the Reverse Share Split. However, these brokerage firms, banks or other similar organizations may have different procedures for processing the Reverse Share Split, and shareholders whose shares are held by a brokerage firm, bank or other similar organization are encouraged to contact their brokerage firm, bank or other similar organization. Certain registered holders of our Ordinary Shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our Ordinary Shares. Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-Reverse Share Split Ordinary Shares because the exchange will be automatic. Following the Reverse Share Split, our Ordinary Shares would continue to be listed on the Nasdaq under the symbols “SLGL”.

Fractional Shares

No fractional shares will be issued as a result of the Reverse Share Split. The treatment of any fractional shares shall be determined by the Board, at its sole discretion, and in accordance with our Articles of Association. The treatment determined by the Board shall be communicated to the public together with all information regarding the Reverse Share Split and Authorized Share Reduction, if implemented.

No Appraisal Rights

No appraisal rights are available under the Companies Law or under our Articles of Association to any shareholders who dissents from the proposal to approve Reverse Share Split Proposal, and we do not intend to independently provide shareholders with any such right.

Material U.S. Federal Income Tax Considerations For U.S. Holders

The following is a summary of the material U.S. federal income tax consequences of the Reverse Share Split to U.S. Holders (as defined below) of our Ordinary Shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our Ordinary Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our Ordinary Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, Ordinary Shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The discussion is based on the Code, U.S. Treasury Regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this discussion assumes that the Ordinary Shares prior to the Reverse Share Split, or the Old Shares, were, and the Ordinary Shares after the Reverse Share Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Share Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Share Split.

  We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Share Split. Our view regarding the tax consequences of the Reverse Share Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Share Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Share Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Share Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Share Split. U.S. Holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after the Reverse Share Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury Regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed U.S. Treasury Regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized U.S. Treasury Regulations, or the U.S. Treasury Regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Share Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2023, and although we have not yet determined whether we were a PFIC for the taxable year ending December 31, 2024, or in any subsequent year, the Company’s operating results for such years may cause it to be a PFIC. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2024, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Share Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Share Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Share Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only. Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The main requirements of the foregoing ruling are as follows: (i) the Reverse Split shall apply the same conversion ratio for all Company shares and for all Company’s shareholders; (ii) as a result of the Reverse Split there will be no change in the shareholders’ rights (including voting rights and rights for profits); (iii) the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; (iv) the economic value of all of the issued shares shall not be affected by the Reverse Split; and (v) the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meet the above requirements and accordingly, that the Reverse Split should not be viewed as a capital gain taxable event. Nevertheless, our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all the potential Israeli tax consequences applicable to such shareholder in connection with the Reverse Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SHARE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF ITS, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

At the Meeting, it is proposed that the following resolution be adopted:

             “RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares at a ratio within a range of 2 for 1 to 10 for 1, which final ratio is to be determined by our Board of Directors, to be effective on a date to be determined by our Board of Directors within 12 months of the Meeting, and to approve the amendment of our Articles of Association accordingly.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF RENEWED COMPENSATION POLICY FOR A PERIOD OF THREE YEARS

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be reviewed and approved by (i) the compensation committee, (ii) the board of directors and (iii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law) every three years, and in the case of a company that initially offers shares to the public, five years after such company became publicly traded and thereafter every three years. Our shareholders last approved the adoption of our current Compensation Policy (the “Compensation Policy”) on June 23, 2022.

The Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to officers and directors, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that the Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its officers and directors. Additionally, the Compensation Policy intends, inter alia, to allow us to preserve and recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead us to business success and to face the challenges we are confronting  and to grant rational, appropriate and fair compensation to officers and directors, while taking into consideration their duties and areas of responsibilities, and giving focus on the contribution of the officers and directors to achieve the Company objectives and performance maximization.

Our Compensation Committee and Board reviewed our Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board each determined that it would like to maintain, for an additional three years, the existing provisions of the Compensation Policy, as previously approved by our shareholders as part of the current Compensation Policy, subject to certain modifications which are discussed below.

Following the recommendation of the Compensation Committee, the Board approved amendments to the current Compensation Policy and recommended its approval by the shareholders in substantially the form attached hereto as Appendix A (marked to show changes from the current Compensation Policy) (the “Renewed Compensation Policy”). The general description of the proposed amendments to the Compensation Policy described below is qualified in its entirety by reference to the full text of the proposed Renewed Compensation Policy attached hereto.

As a result of the determination by our Compensation and Board referred to above, the terms of the Renewed Compensation Policy generally remain substantially similar to the current Compensation Policy, subject to changes described below adopted in view of current market practices and in order to conform with current regulatory guidance relating to compensation policies.

The key proposed substantive updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows:

-
The Renewed Compensation Policy retains the principle that the total fixed and variable compensation (including equity based compensation) payable to the Company CEO shall not exceed NIS 5 million per year limit but removes the limits on the maximum monthly base salary of the CEO and other officers. In determining base salary of its officers, the Company is to utilize as a reference, comparative market data and practices. These changes will provide the Company additional flexibility in structuring the compensation arrangements with the Company CEO and other executives in order to attract and retain the best possible candidates in a competitive market.

-
The Renewed Compensation Policy does not contain a cap of 30 days’ vacation per annum.  In addition, the Renewed Compensation Policy provides that other types of benefits, namely medical insurance, monthly remuneration for a study fund ("Keren Hishtalmut"), pension and savings and disability insurance, will be determined with reference to practice in peer group companies, among others.

-
In order to grant additional flexibility to the Company to attract and retain officers, the Renewed Compensation Policy provides that in the event of relocation and/or repatriation of an officer to another geography, such officer may receive other similar, comparable or  such customary benefits as applicable in the relevant jurisdiction in which such officer is employed or additional payments benefits to reflect adjustments in the cost of living due to relocation/repatriation.

-
The Renewed Compensation Policy provides that the limits on equity-based compensation for each officer and director  during a fiscal year and the requirement for vesting periods for equity-based incentives to officers and directors shall not apply to bonuses paid in equity in lieu of cash.

-
The Renewed Compensation Policy provides that the requirement that all equity-based incentives granted to officers will have vesting periods of at least three years applies unless determined otherwise in a specific award agreement or specific compensation plan.

-
The Renewed Compensation Policy clarifies that the prior notice which may be granted in case of termination of Executive Officers may or may not be provided in addition to other payments or benefits provided and related to retirement or termination.

-
The Renewed Compensation Policy provides that upon termination of employment and in accordance with applicable law, the Company may grant Executive Officers a non-compete grant as an  incentive to refrain from competing for a defined period of time which would be capped at 12 times the Executive Officer’s monthly base salary.

-	The Renewed Compensation Policy removes the limits on the premium and deductible amounts that may be paid in respect of directors’ and officers’ liability insurances policies.

 It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that, the Renewed Compensation Policy for the Company’s directors and officers, in the form attached hereto as Appendix A, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Compensation Committee and Board recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 13, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

February 18, 2025

APPENDIX A

COMPENSATION POLICY

SOL-GEL TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

ADOPTED: ~~July 26 2023~~April 1 2025

Table of Contents

Page

A.	Overview and Objectives	A-3
B.	Base Salary and Benefits	A-5
C.	Cash Bonuses (Excluding Directors)	A-7~~6~~
D.	Equity-Based Compensation	A-9~~8~~
E.	Retirement and Termination of Service Arrangements (Excluding Directors)	A-11~~9~~
F.	Exemption, Indemnification and Insurance	A-12~~10~~
G.	Arrangements upon Change of Control	A-13~~11~~
H.	Board of Directors Compensation	A-14~~11~~
I.	Miscellaneous	A-14~~12~~

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for executive officers (this "Compensation Policy" or "Policy") of Sol-Gel Technologies Ltd. ("Sol-Gel" or the "Company" and "Executive Officers", accordingly), in accordance with the requirements of the Companies Law 5759-1999 and the regulations promulgated thereunder (the "Companies Law").

Compensation is a key component of Sol-Gel's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Sol-Gel's value and otherwise assist Sol-Gel to reach its business and financial short and long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each Executive Officer to Sol-Gel's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law excluding, unless otherwise expressly indicated herein, Sol-Gel’s directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the general meeting of Sol-Gel's shareholders and shall serve as Sol-Gel’s Compensation Policy for the maximum period of time permitted by any applicable law.

The Compensation Committee (upon its appointment in accordance with the applicable law) and the Board of Directors of Sol-Gel (the "Compensation Committee" and "Board", respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It should be clarified, that wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 32 and 34 below.

2.	Objectives

Sol-Gel's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Sol-Gel's success and enhance the Company's shareholders' value, while supporting a performance culture that is based on merit, and rewards excellent performance in the short and long term, while recognizing Sol-Gel's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Sol-Gel's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, while creating a balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Sol-Gel;

2.3.	To strengthen the retention and the motivation of Executive Officers in the short and long term.

This Compensation Policy was prepared taking into account the Company's nature, size and business and financial characteristics.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonuses (short-to-medium term incentive);

•	Equity based compensation (medium-to-long term incentive);

•	Change of control provisions; ~~and~~

•	Retirement and termination of service arrangements payments; and

•	Exculpation, indemnification and insurance.

For the purpose of this Compensation Policy:

"Base Salary" shall mean: gross salary, before contributions to social benefits ("Base Salary");

"Employment Cost" shall mean: any payment for the employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment ("Employment Cost").

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "fixed compensation", comprised of base salary and benefits ("Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity based compensation1 (excluding adjustment period/retirement bonuses, granted in accordance with section 21 below) ("Variable Compensation") in order to, among other things, appropriately incentivize Executive Officers to meet Sol-Gel's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer shall not exceed 85% of the total compensation package of such an Executive Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Sol-Gel’s Board has examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (the "Executive Officers Cost") and the average and median employer cost associated with the engagement of the other employees of Sol-Gel (the "Other Employees Cost" and the "Ratio", respectively). The Board believes that the current Ratio does not adversely impact the work environment in Sol-Gel.

[1]	Based on the fair value on the date of grant, calculated annually, on a linear basis.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The Base Salary varies between Executive Officers, is individually determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO, also the Company's general meeting of shareholders) and may be considered and adjusted by the Company (subject to the approvals of the abovementioned organs) on a periodically basis, according to, among others, the educational background, prior vocational experience, expertise and qualifications, role, business authorities and responsibilities, past performance and previous compensation arrangements of such Executive Officer, as well as the Company's financial state and cash position and any requirements or restrictions prescribed by any applicable legislation, from time to time. When determining the Base Salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Company, the proportion between the Executive Officer's compensation package and the salaries of other employees in the Company and specifically the median and average salaries and the effect of such proportions on the work relations in the Company.

6.2.
~~Position: Company CEO in Israel.~~

Since a competitive base salary is essential to Sol-Gel’s ability to attract and retain highly skilled professionals, Sol-Gel will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in Sol-Gel’s industry that are similar in their characteristics to Sol-Gel, as much as possible, while considering, among other factors, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), which all shall be reviewed and approved by the Compensation Committee and Board. To that end, Sol-Gel shall utilize as a reference, comparative market data and practices, which may include, among other tools, a compensation survey that compares and analyzes the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons at other companies in the peer group who are in similar positions (to that of the relevant officer). Such compensation survey may be conducted internally or through an external independent consultant. ~~The monthly Base Salary for the Company CEO resident is Israel shall not exceed NIS 120,000 for a full time position.~~ The total fixed and variable compensation (including equity based compensation) payable to the Company CEO shall not exceed NIS 5 million per year. Such maximum amounts may be increased from time to time based on increases in the Israeli Consumer Price Index from the date of approval of this Policy. For purposes of calculating the total fixed and variable compensation payable to the Company CEO each year, the value of any equity award granted to the Company CEO determined on the date of Board approval will be allocated equally over the number of years during which such equity award vests.

~~Position: Executive Officers in Israel (other than Board member or CEO)~~

~~The monthly Base Salary for Executive Officers (other than Board member or CEO) resident in Israel shall not exceed NIS 90,000 for a full time position. Such maximum amount may be increased from time to time based on increases in the Israeli Consumer Price Index from the date of approval of this Policy.~~

~~6.3.    Position: Company CEO in the U.S. or other location outside of Israel~~

~~The annual Base Salary for the Company CEO resident in the U.S. or another location outside of Israel shall be determined by the shareholders pursuant to applicable law.~~

~~6.4.    Position: Officers in the U.S. or other location outside of Israel (other than Board member or CEO).~~

~~The annual Base Salary for the Executive Officers (other than Board member or CEO) resident in the U.S. or other location outside of Israel shall not exceed USD 400,000 for a full time position. Such amount may be linked to increases in the Consumer Price Index in the U.S. (or in such other location, as the case may be) from the date of approval of this~~

7.	Benefits

7.1.
In addition to the Base Salary, the following benefits may be granted to the Executive Officers (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting pf shareholders), in order, among other things, to comply with legal requirements. It shall be clarified, that the list below is an open list and Sol-Gel (subject to the abovementioned required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to the applicable law.  ~~In addition, Executive Officers employed outside of Israel may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.~~

•	Vacation days in accordance with market practice and the applicable law, ~~up to a cap of 30 days per annum~~;

•	Sick days in accordance with market practice and the applicable law; However, the Company may decide to cover sick days from the first day;

•	Convalescence pay according to the applicable law;

•	Medical Insurance in accordance with ~~market~~ practice in peer group companies and the applicable law;

•
With  respect  to  Executive  Officers  employed  in  Israel:  monthly remuneration for a study fund ("Keren Hishtalmut"), as allowed by applicable tax law and with reference to Sol-Gel’s practice and  ~~common market~~ practice in peer group companies;

•	Pension and savings – ~~according to local market practices and legislation~~as allowed by applicable law and and with reference to Sol-Gel’s practice and practice in peer group companies;

•
Disability insurance – as allowed by applicable law and and with reference to Sol-Gel’s practice and  practice in peer group companies~~the Company may purchase disability insurance, according to applicable legislation~~.

7.2.
Sol-Gel may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances and other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Sol-Gel may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. Sol-Gel may provide advance payments to its Executive Officers in connection with work-related expenses.

~~7.3.~~	7.4.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the a peer group of other companies operating in Sol-Gel’s industry that are similar in their characteristics to Sol-Gel, as much as possible, while considering, among other factors, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena. In the event of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living due to relocation/repatriation. Such benefits may include reimbursement for out of pocket, one-time payments, and other ongoing expenses, such as a housing allowance, a car allowance, and home leave visit, etc.

8.	Signing Bonus

At the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders), Sol-Gel may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer's annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer's annual Base Salary, if the signing bonus is granted by equity; (3) In case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

C. Cash Bonuses (Excluding Directors)

The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may grant cash bonuses to its Executive Officers (excluding directors) on a quarterly or annually basis, or on a shorter or longer period basis, in accordance with the principles detailed below.

9.	Annual Bonuses

9.1.
The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed twelve (12) monthly Base Salaries to the CEO, and six (6) monthly Base Salaries to any other Executive Officer.

9.2.	CEO

The annual bonus to the CEO will be based mainly on measurable criteria, and with respect to its less significant part shall be determined at the discretion of the Compensation Committee and the Board, in accordance with the following:

Position	Company/Individual Performance Measures	Company's Discretion
CEO	75%-100%	0%-25%

The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company's work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company's EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Company's business operations and the Company's operations as a company traded on NASDAQ, objectives relating to the realization of the Company's assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company's assets.

9.3.	Other Executive Officers (Excluding CEO and Directors)

The Company may also award (subject to the approvals of the Compensation Committee and the Board) an annual bonus to its Executive Officers, due to their unique contribution to the Company. Such grant will be based, inter alia, on measurable criteria, based on the Company's financial results, the scope of the Company's business activity, the CEO's opinion on the contribution of the Executive Officer to the Company, the distribution of the annual bonus over the year, etc. It should be clarified, that the annual bonus may be based in whole or in part on discretion, provided that it does not exceed the ceiling specified in section 9.1 above. The CEO of the Company shall be entitled to determine the abovementioned targets for each such an Executive Officer. Notwithstanding the foregoing, it is hereby clarified, that the grant of annual bonus to an Executive Officer, of up to three Base Salaries, shall be approved by the CEO of the Company.

10.	Special Bonuses

In addition to the annual bonus, Sol-Gel may grant Executive Officers a special bonus as an award for special achievements (outstanding personal achievement, outstanding personal effort or outstanding Company's performance, such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances and special recognition in case of retirement), at the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders) which shall not exceed six (6) monthly Base Salaries; provided, however, that in no event shall the special bonus and any discretionary bonus paid pursuant to section 9 exceed twelve (12) months in the aggregate.

11.	Additional Provisions Relating to Cash Bonuses

11.1.	Pro Rata Payment

Should the employment or service of the Executive Officer terminate prior to the end of a fiscal year, Sol-Gel may pay the Executive Officer his/her pro-rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company or has served in the Company.

11.2.	Compensation Recovery ("Clawback")

11.2.1.
In the event of an accounting restatement, Sol-Gel shall  recover from its Executive Officers the bonus compensation or performance-based equity compensation received by each such Executive Officer during the three completed fiscal years immediately preceding the date that the company is required to prepare an accounting restatement in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated ("Compensation Recovery"), For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the SEC Clawback Rule (as defined below).

11.2.2.	Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable GAAP financial reporting standards as determined by the Company’s outside auditor; or

•
The Company (subject to any required approval by the applicable law) has determined that the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered; or

•	Otherwise as provided in the SEC Clawback Rule.

11.2.3.
The Company intends to adopt a clawback policy (“Nasdaq Clawback Policy”) that complies with the listing standards (“Nasdaq Standards”) to be adopted by The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including Nasdaq, to establish listing standards for purposes of complying with such rule.   Any provision of the Nasdaq Clawback Policy as required by the Nasdaq Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy expands the obligation of the Company to conduct a Compensation Recovery.  For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Nasdaq Clawback Policy.

11.2.4
 Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of other applicable securities or other laws, regulations or listing standard.

11.3.	Reduction or Postponement

In the event of the termination of office of an Executive Officer under circumstances in which he/she will not be entitled to severance pay, the Company (subject to the approvals of the Compensation Committee and the Board) may revoke the entitlement of such an Executive Officer to an annual bonus and to all parts of the annual bonus which have not yet been paid to him.

D. Equity-Based Compensation

12.	General and Objectives

12.1.
The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may grant from time to time equity-based compensation which will be individually determined and awarded according to, inter alia, the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Company's directors, including, for the avoidance of doubt, the Executive Chairman, provided that such directors do not also serve as officers in the Company.

12.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and directors' interests with the long term interests of Sol-Gel and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the medium-to-long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.3.
The equity based compensation offered by Sol-Gel is intended to be in a form of options exercisable into shares, restricted shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Company's incentive plan in place as may be updated from time to time.[2]

13.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer during a fiscal year (not including bonuses paid in equity in lieu of cash), shall not exceed 200% of his/her annual Base Salary, as shall be determined according to acceptable valuation practices at the time of grant.3

[2]	The equity based compensation is based on the fair value on the date of approval of the Board, calculated annually, on a linear basis.
[3]	Calculated annually, on a linear basis.

14.	Taxation Regime

Subject to any applicable law, Sol-Gel may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers.

15.	Exercise Period

The exercise price for each option shall not be less than the average closing Company's share price on NASDAQ over the 30 trading days preceding the Board’s decision on the grant of the relevant option.

It is hereby clarified, that unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero. In addition, it shall be clarified, that the exercise of restricted shares and RSUs may be subject to the achievement of goals set in advance and approved in accordance with the applicable law.

Options, restricted shares and restricted share units (RSUs) may also be exercised by a method of "Cashless" exercise.

The Board considered the possibility of determining a ceiling for the exercise value of the variable equity components and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

16.
Vesting

All equity-based incentives granted to Executive Officers and directors  (other than bonuses paid in equity in lieu of cash) shall be subject to vesting periods in order to promote long-term retention of such recipients.  Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board and with respect to the Company's CEO also the Company's general meeting of shareholders, g~~G~~rants to Executive Officers (excluding directors) shall vest gradually over a period of at least three years, while the first tranche of the grant may not vest and become exercisable prior to the first anniversary of the date of the grant while grants to directors shall vest over a period of at least one year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders). The Company (subject to the abovementioned required approvals) may condition the vesting of part or all of the equity-based incentives, for some or all of its Executive Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Executive Officer leaving the Company (due to a dismissal, resignation, death or disability).

17.	For details regarding ceilings with respect to director's equity-based compensation see section ~~29~~ 28 below.

18.
General

All other terms of the equity awards shall be in accordance with Sol-Gel's incentive plans and other related practices and policies. Accordingly, the Company may (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders)  make modifications to such awards consistent with the terms of such incentive plans, including by extending  ~~extend~~ the period of time for which an award is to remain exercisable and making~~e~~ provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements (Excluding Directors)

19.	Advanced Notice Period

19.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide each Executive Officer (excluding directors), pursuant to an Executive Officer's employment agreement and according to the Company's decision per each case, a prior notice of termination of up to six (6) months, except for the CEO whose prior notice may be of up to twelve (12) months (the "Advance Notice Period"). During the Advance Notice Period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options, restricted shares, RSUs and/or any other equity based awards.  Such advance notice may or may not be provided in addition to  other  payments or  benefits provided under Sections 20  and  21  below, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to such other payments or benefits, and vice versa.

19.2.
During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) has waived the Executive Officer’s services to the Company during the Advance Notice Period and pay the amount payable in lieu of notice, plus the value of benefits.

~~19.3.~~	~~1.1.~~
~~In the event of a change of control in the Company, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may decide to extend the Advance Notice Period as provided in section 19.1 above (and the compensation paid for such Advance Notice Period, accordingly) to up to two times the original Advance Notice Period of the Executive Officer, in accordance with the applicable law as of that time.~~

20.	Adjustment Period/Retirement Bonus

In addition to the Advance Notice Period, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide an additional adjustment period/retirement payment that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Sol-Gel achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer shall be up to six (6) month Base Salaries and may only be granted to Executive Officers who have served in the Company for at least one year; provided, however, that the adjustment period/retirement bonus and Advance Notice Period shall not exceed twelve (12) months in the aggregate.

21.	Additional Retirement and Termination Benefits

21.1.
Sol-Gel may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws- unless employment/term of service was terminated for cause), or which will be comparable to customary market practices.

~~21.1~~.	21.2.
Upon termination of employment and subject to applicable law, Sol-Gel may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Sol-Gel for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and with respect to the CEO- also the Company's general meeting of shareholders,  and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

F. Exemption, Indemnification and Insurance

22.	Exemption

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may exempt in advance and retroactively its Executive Officers, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by law and subject to the provisions of the Company’s Articles of Association.

23.	Indemnification

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may indemnify its Executive Officers to the fullest extent permitted by applicable law and the Company's Articles of Association, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and Sol-Gel, all subject to applicable law and the Company’s Articles of Association.

24.	Insurance

24.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"), as well as a "run off" insurance policy for its Executive Officers as follows:

~~•~~	~~The annual premium to be paid by Sol-Gel shall not exceed $1.5 million of the aggregate coverage of the Insurance Policy;~~

•	The limit of liability of the insurer shall be up to $75 million per event and in the aggregate in the insurance period.

~~•~~	~~The deductible amount per each claim shall not exceed $5 million.~~

•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Company, which shall determine (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) that the sums are reasonable considering Sol-Gel's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers in the Company.

24.2.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Sol-Gel shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

•	The premium for the run-off period shall not exceed 300% of the last paid annual premium; and

•
The “run off” Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

24.3.	Sol-Gel may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

•	The additional premium for such extension of liability coverage shall not exceed 30% of the last paid annual premium; and

•
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

25.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

25.1.	Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity based awards.

25.2.
Extension of the exercising period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Sol-Gel’s Executive Officers for a period of up to five (5) years, following the date of termination of employment.

25.3.
~~In the event of a change of control in the Company, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may decide to extend~~Extension of the Advance Notice Period as provided in section 19.1 above (and the compensation paid for such Advance Notice Period, accordingly) to up to two times the original Advance Notice Period of the Executive Officer, in accordance with the applicable law as of that time.

~~25.3.~~	~~An Advance Notice Period, in accordance with section 19.3 above.~~

25.4.	An Adjustment period/retirement bonus in accordance with section 20 above, of up to twelve (12) months of Employment Cost.

~~25.4.~~	25.5.	A cash bonus not to exceed 125% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 175% in case of the CEO.

H. Board of Directors Compensation

26.
The compensation of the Company's directors shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or in accordance with section 27 below, subject to any required approvals by the applicable law.

27.	The compensation of the Company's directors (including external directors and independent directors) shall not exceed the following:

~~27.1.~~ 	~~Base payment of $58,500 per year (the "Base Payment");~~

~~27.2.~~	~~Chairman of the Board- an additional amount of $32,500 per year to the Base Payment;~~

~~27.3.~~	~~Committee Chairman- an additional amount of $13,000 per year to the Base Payment;~~

~~27.4.~~	~~Committee member- an additional amount of $6,500 per year to the Base Payment;~~

~~28.~~	~~Following June 23, 2023, the maximum compensation of the Company's directors (including external directors and independent directors) will increase by 15% and shall not exceed the following:~~

~~28.1.~~	27.1.	Base payment of $67,275 per year (the "Base Payment");

~~28.2.~~	27.2.	Chairman of the Board- an additional amount of $37,375 per year to the Base Payment;

~~28.3.~~	27.3.	Committee Chairman- an additional amount of $14,950 per year to the Base Payment;

~~28.4.~~	27.4.	Lead Independent Director – an additional amount of $14,950 per year to the Base Payment; and

~~28.5.~~	27.5.	Committee member- an additional amount of $7,475 per year to the Base Payment.

~~29.~~	28
In addition, the Company may engage with its directors (excluding external and independent directors) for the receipt of consulting services and/or other special services, for a consideration of up to $1,000 per day, plus reasonable expense reimbursement. Such compensation shall be paid for a maximum of 6 days per year for each director.

~~30.~~	29.
Directors may be granted equity-based compensation in accordance with the applicable principles detailed in section D of this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.[4]

~~31.~~	30.	Equity based-compensation granted to the Company’s directors shall not exceed 55% of the total compensation paid to the Company’s directors.

~~32.~~	31.	Sol-Gel's external and independent directors may be entitled to reimbursement of expenses in accordance with the Companies Law and the regulations thereunder.

I. Miscellaneous

~~33.~~	32.
This Policy is designed solely for the benefit of Sol-Gel. Nothing in this Compensation Policy shall be deemed to grant any of Sol-Gel’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company and their compensation thereof. Such rights and privileges, to which Executive Officers or employees serving in the Company or that will serve in the Company in the future, are entitled for, shall be governed by the respective personal employment agreements.

[4]	The equity based compensation is based on the fair value on the date of approval of the Board, calculated annually, on a linear basis.
[5]	Based on the fair value on the date of grant, calculated annually, on a linear basis.

~~34.~~	33.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

~~35.~~	34.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

~~36.~~	35.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Sol-Gel’s compensation to its Executive Officers, Sol-Gel may elect to act pursuant to such ~~relief~~ amendments or regulations without regard to any contradiction with this Policy.

~~37.~~	36.
The Company (subject to any required approvals by the applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

~~38.~~	37.
An immaterial change in the terms of office of Executive Officers (excluding directors, a controlling shareholder or a controlling shareholder's relative) during the term of this Compensation Policy, will be subject to the approval of the Company's CEO only (changes in the terms of office of the CEO shall be approved in accordance with the Companies Law). An immaterial change in this matter shall be deemed to be a change that does not exceed 5% of the annual Employment Cost with respect to the employment of such an Executive Officer in the Company, subject to the conditions prescribed in this Compensation Policy.

~~39.~~	38.
It should be clarified, that the compensation components detailed in this Policy do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.

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